Exhibit (a)(5)(lxiv)

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE REAFFIRMS INTENT TO ACQUIRE PEOPLESOFT

Extends Offer For $19.50 Through October 17, 2003

REDWOOD SHORES, Calif., September 4, 2003 — Oracle Corporation (NASDAQ: ORCL) announced today that it has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EDT on Friday, October 17, 2003.

“PeopleSoft’s plan means confusion and execution risk for customers and shareholders,” said Jim Finn, Oracle spokesperson. “Oracle believes that its fully-financed, all cash offer for PeopleSoft represents the better plan for PeopleSoft shareholders and customers. We remain fully committed to our offer and are today announcing an extension of the offer through October 17, 2003.”

The tender offer was previously set to expire at midnight EDT on Friday, September 19, 2003. As of the close of business on Thursday, September 4, 2003, approximately 38,718,737 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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